Wisconsin Power and Light Company
4902 North Biltmore Lane
Madison, Wisconsin 53718

August 4, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wisconsin Power and Light Company – Registration Statement on Form S-3, as amended (Registration No. 333-151911)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective at 10:00 a.m. Eastern Time on August 6, 2008, or as soon as is practicable thereafter.

        In connection with requesting acceleration of the effective date of the Registration Statement, the undersigned Registrant hereby acknowledges the following:

    •       should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

    •       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

    •       the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
WISCONSIN POWER AND LIGHT COMPANY
By: /s/ William D. Harvey
Name: William D. Harvey
Title: Chairman and Chief Executive Officer